FROMEX EQUITY CORP
329 Manville Road
Pleasantville, N. Y. 10570
Tel: (914) 632-6730

August 8, 2007

Ms. Jessica Barberich
Staff Accountant
Securities & Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Mail Stop 4561
Tel: (202) 551-3782

Re: File No. 000-52241
Reply to your letter of 8/1/07

Dear Ms. Barberich:

We acknowledge your additional comment dated August 1, 2007. The Form 10Q/A Amendment No. 1 stated the reason for the restatement in the Explanatory Note and at page 10. We did not repeat it at page 20 because we believe the restatement does not reflect on our earlier disclosure controls and procedures.

We believe that our disclosure controls and procedures were effective as of November 30, 2006 notwithstanding that the restatement was made. As the several letters exchanged between the Company and the SEC in connection with Form 10 demonstrate, we were aware of the staff’s position on the accounting treatment but believed the guidance we cited to be appropriate.

In order to put the issue to rest, in our letter to Asst Director Karen J. Garnett dated May 11, 2007 we stated:

“The Registrant believes that its position that the recognition of an intangible asset in connection with the acquisition of the right to receive cash flows from the Horizon Advisers fees is appropriate. However, in light of the request of the Staff, the Company’s financial statements will be restated to reverse the recognition of this asset and the amortization of this asset is periods subsequent to its acquisition.”

If you feel it is necessary to file a second amendment to Form 10 to repeat at page 20 what is stated in the Explanatory Note and at page 10 we, of course, will comply. We do not believe however that the sequence of this matter means that our disclosure controls and procedures were ineffective as of November 30, 2006.

Sincerely,

/s/  Steven Bregman
Steven Bregman, President
Chief Financial Officer